October 12, 2012

Michael R. Clampitt

Senior Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MBT Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 14, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 15, 2012

SEC File No. 000-30973

Dear Mr. Clampitt:

We are in receipt of the letter from the Staff of the Securities Exchange Commission, dated October 2, 2012, regarding our response letter dated September 11, 2012. Our response follows your comment, which we have reproduced in bold and italicized print.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In our responses, where requested, we have agreed to change the disclosures in our future filings. We are doing so in order to improve our disclosures, not because we believe our filings are materially deficient or inaccurate.

Form 10-K

Exhibits and Financial Statement Schedules

Financial Statements

(3) Investment Securities, pages 43-46

1.	We have reviewed your response to prior comments one and two from our letter dated August 27, 2012.You state that due to the long term nature of the company’s CDOs, the valuation service uses the Salomon report averages to estimate longer term deferral and default rates for developing the longer term cash flow projections. Please tell us the actual long term deferral and default rate percentages used in your cash flow projections and explain to us in more detail how those are developed. In this regard, please tell us if you use “standard” long term deferral and default percentages for all of your CDOs based on the Salomon study. If so, explain to us specifically how your methodology for developing long term deferral and default rates considered the different credit characteristics of the collateral underlying each security.

Management’s Response:

The cash flow projections for each CDO are determined based on an analysis of the individual credit characteristics of each issuer within each CDO. The Company has engaged a consulting firm experienced in the evaluation of securities of this type to assist it with the performance of the individualized credit analysis. The process involves an identification of currently deferring and defaulting issuers, forecasted rates of deferral, default, and prepayment, as well as expected cure and loss severity rates.

The loss assumptions derived from rates of deferral and default are broken into two distinct groups, near term (2012) loss rates and long-term (2013 and beyond). The near-term losses are derived from all current issuers identified as having a risk of a default based on detailed analysis of each issuer’s financial strength.

The long-term rate of default is derived by comparing certain key ratios of the issuers in the CDO to all FDIC institutions. The issuers included in this comparison do not include issuers identified as having an immediate risk of default, as the potential loss from these issuers has already been accounted for in the near-term loss rate and should not be double counted. The ratios being compared include Tier 1 Capital ratios, Non-Current Loan to Total Loan ratios, Loan Loss Reserve to Total Loan ratios, Texas ratios, Net Interest Margins, Efficiency ratios, Returns on Average Assets, and Total Loans to Deposits.

The comparison of these ratios are then used to adjust the historical default rate (0.360% from the Salomon study) either up or down based upon the strength of the remaining issuers in the pool. The purpose of this process is to identify the long-term risk of default of the issuers remaining in the pool after any issuer with an immediate potential of default has been removed. If the comparison of the ratios of the remaining issuers in the pool indicates they are stronger than the aggregate of all FDIC institutions, the assumption is made that the long-term rate of default will be lower than the historical average. If the pool is shown to be weaker by comparison, the assumption is made that the long-term rate of default will be higher than the historical average.

The table below indicates the expected near term and longer term default rates for the three CDO securities we own:

		2013 & Beyond
	2012 Loss	Annual Loss
Security	Assumption	Assumption
TPref III	7.898%	0.347%
Pretsl XXVI	1.718%	0.464%
MMCaps XVII	3.209%	0.338%

Our goal is to properly comply with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Please contact me at (734) 242-1879 if you have any questions, concerns or if you would like further information about this response.

Sincerely,

/s/ John L. Skibski

John L. Skibski

Executive Vice President &

Chief Financial Officer